Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259889

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated April 12, 2022)

Lilium N.V.

Up to 201,805,118 Class A Shares

Up to 27,729,889 Class A Shares Issuable Upon Exercise of Warrants and Options

Up to 7,060,000 Warrants

This prospectus supplement amends and supplements the prospectus dated April 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-259889), that relates to (a) the issuance by us of an aggregate of up to 52,142,954 of our Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”), and (b) the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (collectively, the “selling securityholders”) of (i) up to 210,665,118 of our Class A Shares and (ii) up to 7,060,000 Private Warrants (as defined in the Prospectus).

Our Class A Shares and Public Warrants (as defined in the Prospectus) are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “LILM” and “LILMW”, respectively. On June 13, 2022, the closing sale price as reported on Nasdaq of our Class A Shares was $2.56 per share and of our Public Warrants was $0.3194 per warrant.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission on June 14, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 16 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Explanatory Note

On June 14, 2022, Lilium N.V. (“Lilium,” the “Company,” “we,” “us” or “our”) filed a registration statement on Form F-1 to register for resale certain of the Company’s Class A common shares issued or issuable to Tumim Stone Capital LLC (“Tumim Stone”) in connection with the Company’s $75 million equity line of credit with Tumim Stone. The purpose of this report is to publish certain information contained in such registration statement.

Recent Developments

Related Person Transactions

Plane View Partners

In May 2022, we entered into a Professional Services Agreement (the “PVP Agreement”) with Plane View Partners LLC (“PVP”), a renowned aviation advisory firm founded and chaired by Mr. Henri Courpron, a member of our Board. Pursuant to the PVP Agreement, we engaged PVP to provide consultancy services with respect to progressing our commercial strategy for a period of six-weeks for a one-time fee of $200,000.

Richardson Success Fee

On May 17, 2022, we entered into a success fee letter with Mr. Geoffrey Richardson, our Chief Financial Officer, pursuant to which we agreed to pay Mr. Richardson a success fee upon successful completion of certain equity, debt, joint venture or merger transactions prior to December 31, 2025. The success fee shall equal 1% of the gross capital raised in any such transactions, subject to a cap of $10 million.

Richardson Bonus Agreements

Pursuant to a letter agreement of May 17, 2022, commencing with 2022, Mr. Richardson is eligible to participate in the executive bonus scheme with an annual target for 2022 equal to 30% of his annual base salary. The annual bonus is subject to applicable tax and social security withholding and any other deductions or withholding required by applicable law or regulation.

Pursuant to a letter agreement of May 17, 2022, for the calendar year 2022, Mr. Richardson is eligible to receive a discretionary bonus of $75,000 provided that he remains employed by the Company through the end of December 31, 2022. Payment may be made in cash or fully vested stock-settled Company stock units, and shall be subject to applicable tax and social security withholding and any other deductions or withholding required by applicable law or regulation.

Pursuant to a letter agreement of May 17, 2022, a subsidiary of the Company agreed that Mr. Geoffrey Richardson is eligible to receive a discretionary bonus of $175,000 provided that Mr. Richardson remains an employee of the Company’s subsidiary through December 31, 2022. Payment may be made in cash or fully vested stock-settled Company stock units, and shall be subject to applicable tax and social security withholding and any other deductions or withholding required by applicable law or regulation.

Legal Proceedings

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson, and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California and is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 2:22-CV-02564. The Company’s management believes the claims are without merit and intend to vigorously defend this litigation. The Lawsuit is currently at a preliminary stage and Lilium cannot predict its outcome, so the Company therefore cannot determine the likelihood of loss or estimate a range of possible loss.

Risk Factors

Risks Related to Ownership of Our Class A Shares

The Company intends to operate so as to be treated as exclusively resident in Germany for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.

The Company is not a company incorporated in Germany. Therefore, whether it is resident in Germany for German tax purposes will depend on whether its “effective management” is located (in whole or in part) in Germany. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the German courts and the published practice of the German tax authorities suggest that the Company is likely to be regarded as having become a German resident on this basis from the closing of the Business Combination and remaining so if, as the Company intends (i) most meetings of the Board are held in Germany with a majority of directors present in Germany for those meetings, (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries, (iii) those meetings are properly minute, (iv) the majority of the directors of the Company, together with supporting staff, are based in Germany and carry out the day-to-day management incumbent upon them, i.e. the actual, organizational and legal acts involved in the ordinary operation of the Company, from Germany and (v) the Company has permanent staffed office premises in Germany.

Even if the Company is resident in Germany for tax purposes on this basis, as expected, it would nevertheless not be treated as a German resident if (a) it were to be concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a tax treaty with Germany and (b) there is a tie-breaker provision in that tax treaty, which allocates exclusive residence to that other jurisdiction.

Even if its “effective management” is in Germany, as expected, the Company will be resident in the Netherlands for Dutch tax purposes on the basis that it is a company incorporated under the laws of the Netherlands. As a result, the Netherlands will be allowed to levy corporate income tax on the Company as a Dutch-resident taxpayer, and dividends distributed by the Company will be subject to Dutch dividend withholding tax. Nonetheless, the Company will be regarded as solely resident in Germany under the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income and capital gains (the “DE — NL tax treaty”) as long as its “effective management” is in Germany. The Company anticipates that, so long as the factors listed in the second preceding paragraph are present at all material times, the German and Dutch competent authorities will consider the Company to be solely resident in Germany. This assessment, however, cannot be guaranteed. If there is a change over time to the facts upon which an assessment by (any of) the competent authorities is based, such assessment may also change, which could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

In addition, the assessment of our sole tax residency in Germany for purposes of the DE — NL tax treaty is subject to the application of the provisions on tax residency as stipulated in the DE — NL tax treaty (as amended from time to time). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), which Germany and the Netherlands have (among other countries) entered into, should not, as of the date of this prospectus, affect the DE — NL tax treaty’s rules regarding tax residency. Germany does not apply the MLI to the DE — NL tax treaty and, regarding double tax treaties to which it applies the MLI, Germany reserves the right to not apply (opt-out) of the tax residency rules of the MLI (Art. 28 MLI in conjunction with Art. 4(3)(a) MLI). However, any changes to the DE — NL tax treaty or the application of the MLI could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

General Meeting and Voting Rights

General Meeting

General Meetings are held in Amsterdam, Rotterdam, Utrecht, the Hague or in Haarlemmermeer (Schiphol Airport), the Netherlands. All of our shareholders and others entitled to attend the General Meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We shall hold at least one General Meeting each year, to be held within six months after the end of our financial year, or later, as may be permitted by Dutch law. A General Meeting shall also be held within three months after the Board has determined it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required. If the Board fails to hold such General Meeting in a timely manner, each shareholder and other person entitled to attend the General Meeting may be authorized by the Dutch court to convene the General Meeting. Pursuant to the Dutch “Emergency Act” enacted in response to COVID-19, companies are permitted to delay their General Meetings by up to four months. We expect our General Meeting to occur no later than end of October 2022.

The Board may convene additional extraordinary General Meetings at its discretion, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders, alone or jointly representing at least 10% of our issued share capital, may request that a General Meeting be convened, the request setting out in detail matters to be considered. If no General Meeting has been held within eight weeks of the shareholder(s) making such request, that/those shareholder(s) will be authorized to request in summary proceedings a Dutch district court to convene a General Meeting.

The General Meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of the General Meeting. For the annual General Meeting, the agenda will include, among other things, the management report (as far as required by law), the adoption of our annual accounts and the granting of discharge from liability to members of the Board for actions in respect of their management during the preceding financial year. In addition, the agenda for a General Meeting includes such additional items as determined by the Board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend General Meetings, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of General Meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the 60th day before the day the relevant General Meeting is scheduled to be held. In accordance with the Dutch Corporate Governance Code, a shareholder is expected to exercise the right of putting an item on the agenda only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the Company’s strategy, the Board may invoke a response time of a maximum of 180 days from the moment the Board is informed of the request. No resolutions may be adopted on items other than those that have been included in the agenda (unless the resolution would be adopted unanimously during a meeting where the entire issued capital of the Company is present or represented).

On May 1, 2021, a new legislative amendment to the Dutch Civil Code entered into force pursuant to which the Board may invoke a statutory cooling-off period of maximum 250 days (wettelijke bedenktijd). For the Company this means that the new rules will apply in case:

•	Shareholders requesting the Board to have the General Meeting consider a proposal for the appointment, suspension or dismissal of one or more directors, or a proposal for the amendment of one or more provisions in the articles of association relating thereto; or
•	of a public offer for shares in the capital of the Company is announced or made without the bidder and the Company having been reached agreement about the offer; and
•	only if the Board also considers such the relevant situation to be substantially contrary to the interests of the Company and its affiliated enterprises.

If the Board would invoke such cooling-off period, this causes the powers of the General Meeting to appoint, suspend or dismiss directors (and to amend the articles of association in this respect) being suspended.

The Board must use the reflection period to obtain all necessary information for a careful determination of policy it wishes to pursue in the given situation. The Board shall thereby, in any event, consult those shareholders that represent at least 3% of the issued capital at the time the cooling-off period is invoked and the works council. The position of these shareholders and the works council shall, but only with their approval, be published on the Company’s website. The Board shall report on the course of events and the policy that has been pursued since the cooling-off period was invoked. No later than one week after the last day of the cooling-off period, the Company shall have to publicly disclose the report. The report shall also be discussed at the first General Meeting after the expiry of the cooling-off period.

The cooling-off period has a maximum term of 250 days, calculated from:

•	the day after the latest date on which shareholders may request an item to be placed on the agenda of the next General Meeting (which is 60 days before the day of the meeting);
•	the day after the day on which the public offer is made; or

•	the day the court in preliminary relief proceedings has granted authority to shareholders holding at least 10% of the issued share capital to convoke a General Meeting.

All shareholders who solely or jointly hold 3% of the issued share capital, may request the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) (the “Enterprise Chamber”) to terminate the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•	the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our Company and its business;
•	the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;
•	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We will give notice of each General Meeting by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a General Meeting. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in our shareholders’ register.

Incorporation by Reference

The information in the Explanatory Note above is hereby incorporated by reference into Lilium’s registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2022	Lilium N.V.

	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Chief Executive Officer and Executive Director